CONFIDENTIAL TREATMENT HAS BEEN REQUESTED AS TO CERTAIN PORTIONS OF THIS DOCUMENT. EACH SUCH PORTION, WHICH HAS BEEN OMITTED HEREIN AND REPLACED WITH AN ASTERISK [*], HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.
Asta Funding, Inc
210 Sylvan Avenue
Englewood Cliffs, NJ 07632
June 7, 2007
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
450 Fifth Street, N.W.
Washington, DC 20549
Dear Mr. Spirgel:
We are in receipt of your letter dated May 4, 2007, and are responding to the Staff’s comments. To assist the Staff, our responses are numbered to correspond to the numbered paragraphs in the Staff’s comment letter.
Form 10-K for the year ended September 30, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 31

1.	Please refer to prior comment 2. Please provide us with an analysis for each portfolio or pool that shows the cash flows per period that were initially projected, any revisions to the cash flows and the actual cash flows for each period. Provide us with the IRR for each pool and any changes that you have made to your initial IRR. Show us the disclosure that you made regarding these analyses. Please reconcile your response with the requirement of paragraph .13 of Practice Bulletin 6 that future cash flows must be both reasonably estimable and probable to utilize your Accrual Basis or interest method rather than the cost recovery method which is prescribed when the amounts and timing of collections are not reasonably estimable and ultimate collectibility of the acquisition amount of the loan is not probable. As we previously requested, we note that over time the percentage of your loan portfolio that you have classified as Accrual Basis has increased significantly over the years. Please tell us in greater detail what has changed in your loan portfolios to justify the use of the interest method rather than cost recovery. In this regard, we note that you have over 20 years experience in this are, yet you only recently transitioned most of your pools to the Accrual Basis. Tell us in detail your consideration of paragraph .18.

History

In 1999, we decided to capitalize on our management’s more than 40 years of experience and expertise in acquiring and managing consumer receivable portfolios. During 1999, the Company purchased its first significant consumer portfolio. A portion of the portfolio was put on the interest method and a smaller portion was put on the cost recovery method. The amounts accounted for under the Interest Method were the accounts that were already placed within a legal network, and had some paying accounts with good predictability of timing and nature of the cash flows from those attorneys. The cost recovery piece was with traditional collection agencies and amounted to approximately $39.7 million. The liquidations of these portfolios were monitored and, coupled with management’s previous experience and expertise acquired during their many years in the purchasing and liquidation of distressed receivables business formed the basis of the qualitative and quantitative models we use to value and assess our consumer receivables acquired for liquidation. Your statement in the comment letter indicates that we have only recently transitioned most of our loan pools to the interest method however, our portfolio purchases have been predominately accounted for applying the Interest Method. Factually, from 1999-2006, we have placed 191 portfolios on the Interest Method, with a total purchase price of approximately $654 million and only 29 of our purchases were put on the cost recovery method, with a total purchase price of approximately $51.3 million.

We have provided our original projections for our purchases for the fiscal years ended 2004 (Exhibit 1), 2005 (Exhibit 2) and 2006 (Exhibit 3). Included in these exhibits, you will also find our projected collections, our actual collections, the variance of actual collections to projected collections, and the original IRR and any change to any IRR.

[*]

[*]

[*]

[*]

[*]

Our basic analysis of the timing and amount of cash flows expected to be generated by a portfolio purchase is based on the following attributes and is modified to reflect liquidations based on:

• The number of collection agencies previously attempting to collect the receivables in the portfolio. The more the portfolios have been worked, the less that we can generally expect to collect. Portfolios only worked by one or two agencies will generally result in better collection expectation;

• The credit originator and their credit guidelines;

• The average balance of the receivables as the higher the balance, the less likely it is to collect as opposed to a lower balance portfolio where the cost to collect might not make it cost effective for us to buy. However, there is an average between the two ranges that does yield a higher IRR;

• The age of the receivables;

• Past history of performance of similar assets- as we purchase portfolios of similar assets, we continue to build significant history on how these receivables will liquidate and cash flow;

• Number of days since charge-off. As discussed above, older portfolios require more work, however, generally are lower in price.

• Payments made since charge-off;

• Our ability to analyze accounts and resell accounts that meet the guidelines set forth below in the section regarding our reselling of accounts;

• The locations of the debtors as there are better states to attempt to collect in and ultimately we have better predictability of the liquidations and the expected cash flows in certain states. Conversely, there are also states where the liquidations are not as good and that too is factored into our cash flows;

• Jobs or property of the debtors found within portfolios- with our business model, this is of particular importance. Debtors with jobs or property are more likely to repay their obligation and conversely, debtors without jobs or property are less likely to repay their obligation;

• The ability to obtain customer statements from the original issuer; and

• The ability to efficiently obtain legal judgments and efficiently collect same.

Based on the above and input from our servicers regarding liquidations and sales of accounts and management’s best estimate, we use benchmarks or guidelines of liquidations to model our portfolios as follows (please note each year denotes a 12 month period which first commences from the date of acquisition of a portfolio):

[*]

Additionally, the Company employs a sales strategy to help maximize the amount and timing of cash flows and the returns on invested capital. Factored into the above liquidation expectations are sales of accounts within the portfolios acquired for liquidation. Our sales strategy is disclosed in our Form 10-K for the year ended 2006, page 9, and states the following:

“Certain collections represent account sales to other debt buyers to help maximize revenue and cash flows. We feel that our business model of not having a large number of collectors, coupled with a legal strategy which is focused on attempting to attach liens and judgments on obligors, allows us the flexibility to sell accounts at prices that are attractive to us and as important, sell the less desirable accounts within our collective portfolios. There are many factors that contribute to the decision of which receivable to sell and which to service, including:
•	the age of the receivables;

•	the status of the receivables — whether paying or non-paying; and

•	the selling price.”
Based on our history of purchasing and liquidating credit card portfolios and other portfolios where we have demonstrated experience and expertise, and based on our historical results, we believe our ability to properly model and project the reasonableness and timing of the cash flows is founded.

Disclosures made regarding our acceptable yield adjustments:

In our 2006 Form 10-K, we made the following disclosures regarding accretable yield adjustments:

Item 7.

Critical Accounting Policies (page 31)
“Significant increases in actual, or expected future cash flows may be recognized prospectively through an upward adjustment of the IRR over a portfolio’s remaining life. Any increase to the IRR then becomes the new benchmark for impairment testing.”

Results of Operations (pages 32 and 33)

“Year Ended September 30, 2006 Compared to the Year Ended September 30, 2005 (this conforms to the disclosure required by the Company as a result of the adoption of SOP 03-3 on October 1, 2005)

Adjustments to accretable yields on certain portfolios were made based on available information, and based on improved liquidation rates attained and forecasted to be attained by our third party collection agencies and attorneys. Management believes the anticipated collections on these portfolios to be in excess of our original projections. As we believe these improved liquidation rates will continue, we adjusted our accretable yields by $44.5 million which impacted revenue this year and will impact revenue in future years as well.”

Year Ended September 30, 2005 Compared to the Year Ended September 30, 2004

“Finance income recognized from collections represented by account sales was $24.9 million and $14.9 million for the years ended September 30, 2005 and 2004, respectively. Based on actual cash flows for the year ended September 30, 2005 and projected cash flows we did not change our estimates of collections during the year ended September 30, 2005. Based on actual cash flows for the year ended September 30, 2004, and the then projected future cash flows on certain portfolios as compared to what we estimated at September 30, 2003, a revision was made to the estimated collections. Such change in accounting estimate has resulted in approximately a $9.8 million increase in finance income recognized for the year ended September 30, 2004 for these portfolios.”

Footnote A [4] (page F-7)

Income recognition:

Prior to October 1, 2005, the Company accounted for its investment in finance receivables using the interest method under the guidance of Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Effective October 1, 2005, the Company adopted and began to account for its investment in finance receivables using the interest method under the guidance of AICPA Statement of Position (“SOP”) 03-3, “Accounting for Loans or Certain Securities Acquired in a Transfer.” Practice Bulletin 6 was amended by SOP 03-3 as described further in this note. Under the guidance of SOP 03-3 (and the amended Practice Bulletin 6); static pools of accounts are established. These pools are aggregated based on certain common risk criteria. Each static pool is recorded at cost and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Once a static pool is established for a quarter, individual receivable accounts are not added to the pool (unless replaced by the seller) or removed from the pool (unless sold or returned to the seller). SOP 03-3 (and the amended Practice Bulletin 6) requires that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue or expense or on the balance sheet. The SOP initially freezes the internal rate of return, referred to as IRR, estimated when the accounts receivable are purchased as the basis for subsequent impairment testing. Significant increases in actual, or expected future cash flows may be recognized prospectively through an upward adjustment of the IRR over a portfolio’s remaining life. Any increase to the IRR then becomes the new benchmark for impairment testing.

Footnote B- Consumer receivables acquired for liquidation (page F-14)

Accretable yield represents the amount of income the Company can expect to generate over the remaining life of its existing portfolios based on estimated future net cash flows as of September 30, 2006. The Company adjusts the accretable yield upward when it believes, based on available evidence, that portfolio collections will exceed amounts previously estimated. Changes in accretable yield for the fiscal year ended September 30, 2006 are as follows:

Year Ended
September 30, 2006
Balance at beginning of period, October 1, 2005	$94,022,000

Income recognized on finance receivables, net	(97,622,000)
Additions representing expected revenue from purchases	103,061,000
Impairments	(151,000)
Reclassifications from nonaccretable difference	44,490,000

Balance at end of period, September 30, 2006	$143,800,000

Disclosures made regarding our projections

In our Form 10-K for the year ended September 30, 2006, the Company made the following disclosure regarding our analysis:

a. “We acquire these consumer receivable portfolios at a significant discount to the total amounts actually owed by the debtors. We acquire these portfolios after a qualitative and quantitative analysis of the underlying receivables and calculate the purchase price so that our estimated cash flow offers us an adequate return on our investment after servicing expenses. After purchasing a portfolio, we actively monitor its performance and review and adjust our collection and servicing strategies accordingly.” (Item 1-Business, page 30)

b. “Based upon the expected performance characteristics of the receivables in the portfolio, we determine whether the portfolio should be accounted for using the interest method or the cost recovery method. If we can reasonably estimate the amount to be collected on a portfolio and can reasonably determine the timing of such payments based on historic experience and other factors, we use the interest method. If we cannot reasonably estimate the future cash flows, we use the cost recovery method.
Substantially all of our portfolios are currently accounted for using the interest method.” (See Critical Accounting Policies, page 31)

c. “We originally set up a discounted present value calculation based on anticipated cash flows based upon the characteristics of the portfolio purchased. Based on our experience with the type of portfolio acquired, and based on the liquidation rates expected, we then evaluate the performance of the actual cash flows to the expected cash flows. In the event the actual cash flows are exceeding the original expectations, and we believe this is indicative of a trend, we will adjust the effective rate.” (page 32).

“The significant portion of our portfolio purchases are credit card and wireless telecom charge-offs from issuers whom we deal with regularly and for many years. These portfolios generally have the same characteristics from purchase to purchase and thus based on our experience, the risk characteristics have not changed.” (page 32)

d. “Under the interest method, income is recognized on the effective yield method based on the actual cash collected during a period and future estimated cash flows and timing of such collections and the portfolio’s cost. Revenue arising from collections in excess of anticipated amounts attributable to timing differences is deferred.” (See Note B- Consumer Receivables Acquired for Liquidation, page F-12)

As stated earlier, management has over 40 years experience in acquiring and liquidating consumer portfolios. Since 1999, the Company has been purchasing predominately credit card receivables, telecom receivables and retail installment receivables. The Company has been modeling these types of receivables for more than 7 years and based on this, has the requisite knowledge to use the Interest Method to account for these types of receivables. As we continue to purchase receivables of this type, we will continue to use the Interest Method. As we purchase new types of receivables, or credit card and telecom receivables with different characteristics than we are accustomed, we may use the cost recovery method as prescribed by SOP 03-3 and Practice Bulletin 6.

Regarding paragraph .18 of Practice Bulletin 6, we acquire portfolios of loans with common characteristics. Besides it being industry practice to treat the portfolios in this manner, paragraph .18f states-“The nature of any asset underlying the loan and the probability that it will generate sufficient future cash flows to cover future principal and interest payments when due (for example, the forecasted earnings of a commercial property that are expected to cover future principal and interest payments on a loan)”.

The nature of the assets underlying the loans have the probability that they will generate sufficient future cash flows to cover future principal and interest payments. Since we started purchasing portfolios, all cash flows have surpassed their purchase price.

We specialize in receivables that have been charged-off by the credit originator. Because the credit originator and/or other debt servicing companies have unsuccessfully attempted to collect these receivables, we are able to purchase them at a substantial discount to their face value. From 1999 through September 30, 2006, we have acquired 191 Interest Method portfolios with a face value of approximately $16.3 billion for a cost of approximately $654 million, representing millions of underlying customer accounts. The success of our business depends on our ability to purchase portfolios of defaulted consumer receivables at appropriate valuations and to collect on those receivables effectively and efficiently. Since 1999, we have been able to collect at multiples of our purchase price.

2.	Please refer to prior comment 4. You state that when you adopted SOP 03-3 that you started aggregating portfolios possessing specific common characteristics. Tell us and disclose in future submissions the common characteristics, if any, that were used for SOP 03-3 aggregation. We request you address the specific criteria that were used for each aggregation. We note that you have provided us with the characteristics that were considered generally in your response to our prior comment 4.

As SOP 03-3 was adopted by the company for our fiscal year beginning October 1, 2005, we have begun aggregating portfolios possessing specific common characteristics. It should be noted that paragraph B-50 of SOP 03-3 states that “Aggregation, if desired by the investor and if certain criteria are met, provides for a practical approach by permitting the evaluation of pools of loans and the use of statistics of pool behaviors”.

In practice, the Company started aggregating portfolio purchases in the third quarter of fiscal year 2006. Specifically, we are using the guidance of SOP 03-3 and we are currently aggregating pools purchased during a given quarter with similar characteristics. The characteristics currently being used for aggregation are:
a.	Same issuer;

b.	Same price per account;

c.	Similar age of the accounts;

d.	Similar geographic distribution of accounts; and

e.	Similar underlying collateral. In our case, similar underlying collateral is more clearly defined as how many agencies worked the portfolio before we made the purchase.
We acknowledge the Staff’s comment and will incorporate this disclosure in our future filings.

3.	We note that you generally consider each purchase a separate portfolio. Please tell us in detail about circumstances where you deviate from your general policy and your rationale for doing so. Also, tell us how you determine the underlying credit quality of each loan. Tell us your aggregation policy and your methodology for estimating the amount and timing of cash flows when you acquire a well- seasoned portfolio that does not meet your purchasing criteria.

Prior to the adoption of SOP 03-3, we considered all purchases separate portfolio purchases. As of October 1, 2005, the adoption date of SOP 03-3 for the Company, we began aggregating certain portfolios using the guidance of SOP 03-3. We currently only deviate from that earlier policy when portfolios purchased within a given quarter fit the following criteria:

a.	Same issuer;

b.	Same price per account;

c.	Similar age of the accounts;

d.	Similar geographic distribution of accounts; and

e.	Similar underlying collateral. In our case, similar underlying collateral is more clearly defined as how many agencies worked the portfolio before we made the purchase.

We measure the underlying credit by performing analysis on prospective portfolio purchases. The analysis includes:

• The number of collection agencies previously attempting to collect the receivables in the portfolio;

•the average balance of the receivables as the higher the balance, the less likely it is to collect as opposed to a lower balance portfolio where the cost to collect might not make it cost effective for us to buy;

•the age of the receivables as older receivables might be more difficult to collect or might be less cost effective;

•past history of performance of similar assets- as we purchase portfolios of similar assets, we have built significant history on how these receivables will liquidate and cash flow;

•number of days since charge-off;

•payments made since charge-off;

•the credit originator and their credit guidelines;

•the locations of the debtors as there are better states to attempt to collect in and ultimately we have better predictability of the liquidations and the expected cash flows. Conversely, there are also states where the liquidations are not as good and that too is factored into our cash flows;

• Jobs or property of the debtors found within portfolios- with our business model, this is of particular importance. Debtors with jobs or property are more likely to repay their obligation and conversely, debtors without jobs or property are less likely to repay their obligation;

•the ability to obtain customer statements from the original issuer; and

•the ability to efficiently obtain legal judgments and efficiently collect same.

With regard to the last part of this comment, portfolios that do not meet our purchasing criteria, whether they are “well-seasoned” or not, would not be considered for purchase or would not be purchased. On the rare occasions when the Company ventures into purchases outside our concentration of expertise, we will utilize the cost recovery method, initially, as the accounting method for such portfolios.

4.	Please refer to prior comment 5. Show us your consideration of the difference between the amount and timing of your estimated cash flows with actual cash flows for each portfolio. Show us how you can demonstrate that you have a reasonable expectation regarding the timing and amount of cash flows expected to be collected as required under paragraph .06 of SOP 03-3.

We have provided you with our projections for each portfolio purchased for the years ended 2004, 2005 and 2006. Additionally, we have provided an analysis that shows our projected cash flows against our actual cash flows. The details of that analysis have been provided in our response to comment #1. In summary, since 1999, the Company has been purchasing predominately credit card receivables, telecom receivables and retail installment receivables. The Company has been modeling these types of receivables for more than 7 years and based on this, has the requisite knowledge to use the Interest Method to account for these types of receivables. As we continue to purchase receivables of this type, we will continue to use the Interest Method. As we purchase new types of receivables, or credit card and telecom receivables with different characteristics than we are accustomed, we will use the cost recovery method as prescribed by SOP 03-3 and Practice Bulletin 6. Finally, in the event that our cash flows are in excess of our expectations, or, conversely, our cash flows are not meeting our expectations, we follow the remedies prescribed by paragraph 7 of SOP 03-3.

5.	You have stated that you have purchased in excess of 220 portfolios since 1999. Tell us the number of portfolios purchased in each quarter for each period and indicate whether you used the interest accrual or cost recovery method. Revise your disclosure in future submissions and tell us now about the write-downs of your portfolio to adjust actual cash collections to estimated cash collections and for failure to receive cash collections. Please exclude sales of receivables from this analysis but note the face amount sold and the amount received. Tell us why you transfer some receivables that were in your Accrual Basis portfolios to the Cash Basis portfolios and how you make the determination. Tell us if you have ever transferred from the Cash Basis portfolios to the Accrual basis portfolios.

[*]

As for the write-downs of our portfolios to adjust actual cash collections to estimated collections and for the failure to receive cash collections, the staff should be aware that the Company, in making its estimates projects that there will be sales, and views cash collections from traditional third party servicers no differently from cash received from account sales. Embedded in our projections of cash flows are expected collections and account sales. Excluding the account sales from the analysis is not a comparison that would have any relevance for our Company’s business model. As we stated historically in our filings, our business model of not having a large number of collectors, allows us the flexibility to sell accounts as more fully described in comment #1 above, and this flexibility is an integral part of our business model.

[*]

6.	Please refer to prior comment 6. Please revise to discuss in detail here and to disclose in the notes to the financial statements, how you have determined that a portfolio is impaired. Disclose the amounts of impairments for each period presented.

Per SOP 03-3, we evaluate, at least quarterly, whether the cash flows from a portfolio are under or over our projections. In the event the cash flows from a portfolio are below our expectations and the amount is not de minimis and we have held the portfolio for a period time, typically one year, we will revalue the portfolio and establish new expected cash flows and impair the portfolio by holding the IRR constant and establishing a new cost basis for the portfolio. The difference between the old carrying value and the new basis is the actual impairment recorded. Please note that we adopted SOP 03-3 on October 1, 2005. We did have one portfolio, purchased in September 2005, which we impaired within the first year as the results were significantly under our projections. The impairment of this portfolio was approximately $1 million.

For the year ended September 30, 2006, the Company recorded impairments of $2.2 million. The impairments arose from 3 portfolios, one purchased in the 4th quarter of 2003, one purchased in the 4th quarter of 2004 and one purchased in the 4th quarter of 2005, that were not performing up to our projections of cash flows as originally projected. It should be noted that our impairments are disclosed on the face of our Statement of Operations as well as well as in our footnotes to the financial statements as well as Item 7, Managements Discussion and Analysis.

During the fiscal year ended 2004, the Company did write-down one portfolio in the amount of $300,000. The write-down was due to lower than expected cash collections when compared to our expectations. Subsequent to this write-down, the Company was able to sell this portfolio, recoup the write-down and make a profit.
Form 10-Q for December 31, 2006
7.	Please revise, as applicable, for comments issued regarding Form 10-K for the year ended September 30, 2006.

We acknowledge the Staff’s comment and will incorporate all disclosure in our future filings.
     In connection with our responses the Company acknowledges:
a.	The Company is responsible for the adequacy and accuracy of the disclosures in its filing.

b.	Your comments or the Company’s changes to its disclosures in response to your letter do not foreclose the SEC from taking any action with respect to the Company’s filings, and

c.	The Company will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We thank you for your comments and should you need any additional information after reviewing the responses provided above, please contact me at 201-567-5648 ext. 213, or by fax at 201-569-4595, or by e-mail at mcohen@astafunding.com.
Very truly yours,
/s/ Mitchell Cohen
Mitchell Cohen
Chief Financial Officer